POWERUP ACQUISITION CORP.

188 Grand Street, Unit #195

New York, NY 10013

February 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	PowerUp Acquisition Corp.
Registration Statement on Form S-1, as Amended
Filed: December 30, 2021
File No. 333-261941

Dear Alan Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PowerUp Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on February 17, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Jack Tretton
Jack Tretton
Chief Executive Officer

cc:	McDermott Will & Emery LLP Proskauer Rose LLP